Exhibit 8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended November 30, 2012 of NovaGold Resources Inc. of our report dated February 11, 2013, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083 and 333-171630) on Form F-10 (No. 333-178588) of our report referred to above. We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

signed “PricewaterhouseCoopers LLP”

Vancouver, British Columbia
February 12, 2013